Exhibit 99.2

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

EURONEXT LONDON

EURONEXT PARIS

October 9, 2017

Dear Sirs/Madam,

Sub: Notice of Record date for the purpose of Buyback offer and Interim Dividend

In terms of Regulations 30 and 42 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and Regulation 9(1) of the SEBI (Buy Back of Securities) Regulations, 1998, we wish to inform you that the Buyback Committee has approved and fixed Wednesday, November 1, 2017 to be the Record Date for determining the entitlement and the names of the Equity Shareholders, to whom the Letter of Offer will be sent and will be eligible to participate in the buyback which was approved in the Board Meeting on August 19, 2017 and approved by the shareholders by means of a special resolution through postal ballot, the results of which were announced earlier today, on October 9, 2017.

In continuation to our letter dated September 4, 2017 titled “Board Meeting”, the Record date for the payment of interim dividend would also be Wednesday, November 1, 2017, subject to declaration of interim dividend by the Board of Directors of the Company in their meeting to be held on October 24, 2017.

Shareholders whose names appear on the Register of Members / List of Beneficial Owners as on November 1, 2017 will be eligible to participate in the Buyback offer and will also be eligible to receive interim dividend.

Yours sincerely,

For Infosys Limited

A.G.S. Manikantha Company Secretary

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bangalore 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com